September 29, 2011

Board of Trustees
Vanguard Valley Forge Funds
Post Office Box 2600
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Valley Forge Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Plan”) by and between the Trust, on behalf of its series, Vanguard Balanced Index Fund (the “Balanced Index Fund”), and Vanguard Malvern Funds (the “Malvern Trust”), on behalf of its series, Vanguard Asset Allocation Fund (the “Asset Allocation Fund”), which provides for the reorganization of the Asset Allocation Fund with and into the Balanced Index Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.

Pursuant to the Plan, all of the assets of the Asset Allocation Fund will be transferred to the Balanced Index Fund and the Balanced Index Fund will assume all of the liabilities of the Asset Allocation Fund. The Trust will then issue Investor and Admiral Shares of the Balanced Index Fund to the Asset Allocation Fund and the Asset Allocation Fund will distribute the Investor and Admiral Shares to shareholders holding Investor Shares and Admiral Shares, respectively, of the Asset Allocation Fund. The value of each Asset Allocation Fund shareholder’s account with the Balanced Index Fund after the Transaction will be the same as the net asset value of such shareholder’s account with the Asset Allocation Fund immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust and the Malvern Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Investor Shares and Admiral Shares of the Balanced Index Fund to be issued to shareholders of the Asset Allocation Fund pursuant to the Plan, as described above (the “Balanced Index Fund Shares”), will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Based on the foregoing, I am of the opinion that the Balanced Index Fund Shares are duly authorized and, when issued by the Trust to the Asset Allocation Fund and subsequently distributed to the shareholders of the Asset Allocation Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

/s/ Natalie Bej

Natalie Bej
Principal
Legal Department

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